UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No. 1-9318

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:
FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, California 94403

Franklin Resources, Inc.
1998 Employee Stock Investment Plan
Financial Statements
For Year Ended July 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator of the
Franklin Resources, Inc. 1998 Employee Stock Investment Plan
We have audited the accompanying statements of financial condition of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the “Plan”) as of July 31, 2011 and 2010 and the related statements of income and changes in plan equity for the years ended July 31, 2011, 2010 and 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan as of July 31, 2011 and 2010 and income and changes in plan equity for the years ended July 31, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP
Sacramento, California
September 16, 2011

FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN
STATEMENTS OF FINANCIAL CONDITION

as of July 31,	2011	2010
Assets
Contributions due from participants' payrolls	$10,074,375	$9,106,429
Total Assets	$10,074,375	$9,106,429
Liabilities and Plan Equity
Payable to Plan Sponsor	$10,074,375	$9,106,429
Plan equity	—	—
Total Liabilities and Plan Equity	$10,074,375	$9,106,429

The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

for the fiscal years ended July 31,	2011	2010	2009
Additions:
Participants' contributions	$21,225,110	$19,464,382	$16,880,991
Employer match contributions	—	4,117,164	6,246,366
Total additions	21,225,110	23,581,546	23,127,357
Deductions:
Exercise of option to purchase Plan Sponsor's common stock	(21,225,110)	(23,581,546)	(23,127,357)
Net increase in Plan equity	—	—	—
Plan equity at:
Beginning of year	—	—	—
End of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan, as amended (the “Plan”), provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions. All terms have the meaning set forth in the Plan document.
The Plan was initially approved by the Board of Directors of Franklin Resources, Inc. (“Franklin”) in December 1997 and by the stockholders of Franklin in January 1998, and became effective on February 1, 1998. The Plan was established for the purpose of providing employees of Franklin and its subsidiaries with an opportunity to purchase common stock of Franklin through accumulated payroll deductions. The Plan is intended to qualify as an “Employee Stock Investment Plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”).
The Plan is administered by the Compensation Committee of the Board of Directors of Franklin (the “Plan Administrator”). BNY Mellon Shareowner Services provides recordkeeping services and processes and maintains the individual accounts of the participants. Franklin pays all expenses incurred for administering the Plan.
Eligibility. Employees of Franklin or a designated subsidiary who have been employed for at least ten (10) days are eligible to participate in the Plan. An employee may not be granted an option under the Plan if (1) after the granting of the option, such employee would be deemed to own five percent (5%) or more of the combined voting power or value of all classes of stock of Franklin or (2) such employee is subject to rules or laws of a foreign jurisdiction that prohibit or make impractical the employee's participation in the Plan.
Participation. Participants in the Plan authorize a whole percentage payroll deduction between one percent (1%) and ten percent (10%) of compensation during each purchase period. The purchase periods are approximately six (6) months and run from February 1 to July 31 each year and from August 1 each year to January 31 of the following year. The Plan Administrator has the authority to change any purchase period by announcement at least ten (10) days prior to the commencement of the purchase period and to determine whether subsequent purchase periods shall be consecutive or overlapping. The fair market value of the common stock is determined on the enrollment date or exercise date for the duration of the purchase period.
 Purchase Discount. Participants are granted a separate option for each purchase period on an enrollment date, which option is automatically exercised on the exercise date at the end of such purchase period. In no event may the participant purchase common stock in any one (1) calendar year having a fair market value in excess of $25,000. The purchase price under the Plan is equal to eighty-five percent (85%) of the lower of (a) the fair market value per share of the common stock on the enrollment date of a purchase period or (b) the fair market value per share on the exercise date for the purchase period. No interest is paid on an employee's payroll deductions subsequently used to purchase common stock under the Plan.
Shares Authorized. The maximum number of shares of common stock available for sale under the Plan is limited to eight million (8,000,000) shares. The Plan authorizes the issuance of up to two thousand (2,000) shares of common stock per participant (subject to adjustment for capital changes) in any purchase period.
Withdrawal and Termination of Employment. Participants may withdraw from the Plan, in whole but not in part, at any time by giving at least fifteen (15) days prior written notice, in which event Franklin (the “Plan Sponsor”) will refund the entire balance of the participant's deductions during the purchase period. Withdrawal during a purchase period does not prevent the participant from participating in a later purchase period. In addition, upon a participant's ceasing to be an employee for any reason the deferral made by the participant but not yet used to purchase shares will be returned to the participant. A participant's rights under the Plan are revoked upon termination of such participant's employment.
Amendment and Termination. The Plan Administrator may at any time terminate or amend the Plan. No such termination may affect options previously granted, nor may an amendment make any change in any option previously granted which adversely affect the rights of any participant.
Matching Grants. For purchase periods commencing prior to August 1, 2008, Franklin had the right, at its discretion, to provide matching stock based grants to participants of whole or partial shares upon terms and conditions determined by the Plan Administrator. In its discretion, the Plan Administrator provided a matching grant of one-half (1/2) share for each share issued to a participant who held shares purchased under the Plan, which were not previously matched, for at least eighteen (18) months after exercise. No matching grants were or will be made for shares purchased during purchase periods commencing on or after August 1, 2008.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.
Contributions
Participants' contributions are recorded on the accrual basis as of the date the contributions are withheld from the employees' compensation. Employer matching contributions from Franklin, as described above, were recorded based on the value of the amount of shares at the time Franklin provided the matching grant of shares.
Withdrawals and Termination of Employment
Contributions to the Plan are reported net of withdrawals, as employee withdrawals are refunded by the Plan Sponsor, prior to deposit into the Plan. See “Withdrawal and Termination of Employment” in Note 1 - Description of the Plan.

3.	Security Transactions
Franklin common stock is purchased upon exercise of options under the Plan and such purchase is effective as of the last day of each six (6) month purchase period. The value of the amount of shares of Franklin common stock purchased upon exercise of the options is based upon the amount of the participants' payroll deduction contributions plus the value of the amount of shares that participants received at the time Franklin provided matching grants, if any.
Franklin common stock is issued directly to the participants from unissued shares designated for the Plan. For the Plan's fiscal years ended July 31, 2011, 2010 and 2009, the number of shares issued, including purchases and matching grants, were approximately 227,000, 285,000, and 499,000 shares, respectively. Since inception of the Plan, approximately 5,409,000 of the 8,000,000 designated shares have been issued under the Plan.

4.	Federal Income Tax Status
The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. The Plan Administrator believes the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan. Upon the sale of Franklin common stock purchased under the Plan, participants are subject to tax. The participant's tax liability at the time of sale depends upon the holding period of the shares in the Plan.

5.	Plan Amendments
Effective June 17, 2008, the Plan was amended and restated by the Board of Directors of Franklin to increase the amount of the discount on the purchase price from 10% to 15% for shares purchased in purchase periods commencing on and after August 1, 2008. In addition, the June 2008 amendments eliminated provisions in the Plan regarding Franklin's discretionary matching grants under the Plan for purchase periods commencing on and after August 1, 2008. These amendments to the Plan did not require the approval of Franklin's stockholders.
Effective February 1, 2010, the Plan was amended and restated to (a) bring the Plan in compliance with proposed changes to the regulations promulgated under Section 423 of the Code, (b) modify the definitions of “Exercise Date” and “Purchase Price” under the Plan to clarify treatment in the event a purchase period ends on a date other than a market trading day under the Plan, and (c) make certain other clarifying and administrative changes. These amendments to the Plan did not require the approval of Franklin's stockholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN

DATE: September 16, 2011	/s/ KENNETH A. LEWIS
Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Authorized Representative of the Plan Administrator of the
Franklin Resources, Inc. 1998 Employee Stock Investment Plan

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm